Filed by Time Warner Cable Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No. 001-33335)

The following email was sent to Time Warner Cable Inc. employees from Rob Marcus on September 9, 2014.

TWC and Comcast Shareholder Votes

Team:

I am pleased to report that last week we took an important step forward in our efforts to close our merger with Comcast.  On Friday, we officially scheduled the meetings at which our and Comcast’s stockholders will be asked to approve the merger and the issuance of Comcast stock required to complete the deal, respectively.  The Comcast meeting will take place on October 8th and the TWC meeting will take place on October 9th.

Before we could move forward with these meetings, the Securities and Exchange Commission (SEC) had to review the information that will be provided to stockholders. The SEC has completed its review and declared “effective” the registration statement describing the merger, clearing the way for the meetings and allowing us to begin mailing proxy and prospectus materials to stockholders.

Please keep in mind that the SEC’s role is different from that of the Federal Communications Commission (FCC) and the Department of Justice (DOJ), each of which must approve the transaction based on its area of focus.  The FCC’s review is focused on whether the transaction is “in the public interest,” and the DOJ is focused on whether the deal complies with antitrust law. The SEC’s duty is to ensure that the companies provide sufficient information to stockholders so they can make an informed decision on how to vote their shares.

As you know, the FCC and DOJ reviews of the merger are ongoing.  The FCC’s initial comment period concluded on August 25th and the agency is currently reviewing the comments received. TWC, together with Comcast and Charter, will file a joint response to those comments on or before September 23rd.  Following this submission, commenters will have an opportunity to file formal replies to our joint response no later than October 8th. The FCC will then continue its examination process according to its own 180-day review period.  The DOJ does not have a set review time period but, based on past experience, typically concludes their review in a similar timeframe as the FCC.  We expect to complete the merger in early 2015 due to our current expectations regarding the timing of regulatory approvals.

In the meantime, we’re continuing the important groundwork necessary to make the future integration of TWC and Comcast as smooth as possible.  I remain encouraged by the work the teams are doing, as well as the collaborative nature of our discussions with Comcast.  We’re also working well with both Comcast and Charter to assist them as they plan for the divestiture transactions that will happen after our merger with Comcast is completed.

While I know the merger remains top of mind for all of us, I want to reiterate the importance of staying laser-focused on our goals for this year.  We’ve delivered good results for the first half of the year and with the continued implementation of TWC Maxx in New York City and Los Angeles, our efforts to enhance reliability, and the expanded availability of WiFi and our new cloud-based guide, we are in a great position to deliver even better customer experiences and finish the year strong.

Thank you for your tremendous efforts so far this year.   We will continue to keep you informed as we navigate through this merger process.

Best,

Rob

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and Time Warner Cable intends that all such statements be covered by the safe harbor provisions of the federal securities laws.  Statements herein regarding future financial and operating results and any other statements about future expectations, including any statements related to the proposed acquisition of Time Warner Cable by Comcast Corporation (“Comcast”), constitute “forward-looking statements.” These forward-looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions. These statements are based on management’s current expectations or beliefs and may involve estimates and assumptions that are subject to risks, uncertainties, changes in circumstances and other factors.  Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of Time Warner Cable, including the proposed acquisition by Comcast.  Additional information concerning these and other factors can be found in Time Warner Cable’s and Comcast’s respective filings with the Securities and Exchange Commission (the “SEC”), including Time Warner Cable’s and Comcast’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Time Warner Cable and Comcast assume no obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

ADDITIONAL INFORMATION

In connection with the proposed transaction between Comcast and Time Warner Cable, Comcast has filed with the SEC a registration statement on Form S-4, including Amendments Nos. 1, 2, 3, 4, 5 and 6 thereto, containing a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast. The registration statement was declared effective by the SEC on September 5, 2014, and Comcast and Time Warner Cable will commence mailing the definitive joint proxy statement/prospectus to shareholders of Comcast and Time Warner Cable on or about September 9, 2014.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed Time Warner Cable/Comcast transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC when they become available.